

October 27, 2011

Soohyung Kim
Manager
ALST Casino Holdco, LLC
2711 Centerville Road, Suite 400
Wilmington, DE 19808

> **Re:** **ALST Casino Holdco, LLC**
> **Registration Statement on Form 10-12G**
> **Filed October 24, 2011**
> **File No. 000-54480**

Dear Mr. Kim:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – Six Months Ended June 30, 2011 and 2010, page 27

1.   We note your response to our prior comment 2 and your revision to your filing. Please tell us how you determined that your reconciling items for 'Management fees' and 'Lease termination' are either non-cash recurring or non-recurring. Please refer to Item 10(e) of Regulation S-K.

Financial Statements

Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

3. Pro Forma Adjustments, page F-35

2.   We note your response to our prior comment 4. We are unable to agree with your conclusion that this adjustment complies with Article 11 of Regulation S-K. Please revise your filing to remove this pro forma adjustment.

Exhibits

3.   We note that you intend to file your exhibits with a Form 8-K upon the consummation of your Plan. Please file your exhibits with this registration statement in the form in which they will be substantially executed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick at (202) 551-3295 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel

cc: Gregory A. Ezring
        Via E-Mail